FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of December, 2015

Gilat Satellite Networks Ltd.

(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated December 14, 2015, announcing that Gilat, signed a development agreement with a major aerospace systems integrator to further develop both its Ku-band Electronically-Steered-Array/Phased-Array Antenna (ESA/PAA) and Ka-Band technologies.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated December 14, 2015	By:	/s/ Ran Tal
Ran Tal
VP General Counsel

Gilat Announces Ku- and Ka- Band Phased-Array Antenna (PAA)
Program Following the Signing of a Development Agreement
with a Major Aerospace Systems Integrator

Gilat’s PAA combines latest technology with standard mass-
production techniques to enable cost-effective broadband
connectivity including aboard commercial aircraft and high-speed trains

Petah Tikva, Israel, December 14, 2015 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, satellite mobility solutions and services, announced today that it signed a development agreement with a major aerospace systems integrator  to further develop both its Ku-band Electronically-Steered-Array/Phased-Array Antenna (ESA/PAA) and Ka-Band technologies.

“The growing demand for broadband in-flight connectivity over satellite has not yet been met with a high quality and affordable phased-array antenna. This is what Gilat will bring to the market,” said Moshe (Chico) Tamir, Corporate VP and Head of Gilat’s Strategic Initiatives Division.

“Our unique technology, when combined with widely-used mass-production techniques, results in affordable ESA antennas with highly reliable tracking capabilities, built-in amplification and no moving parts. The scalable design of almost any array size allows for the mounting of our ultra-low-profile antennas, on wide- and narrow-body commercial aircraft, regional and business jets, and high-speed trains. The antenna can even be embedded into a vehicle's roof top.

“Our ESA/PAA technology can also provide affordable satellite connectivity solutions for new markets, such as the Internet of Things (IOT), Machine-to-Machine (M2M) and the Connected Car,” Mr. Tamir added.

About Gilat’s PAA program
Gilat has been developing its own Monolithic Microwave Integrated Circuit (MMIC) technology for Phased-Array Antennas since 2009. The company recently deployed fully operational air and ground antenna arrays and demonstrated their capabilities, including the transmission of real-time video.

The latest MMIC release includes Silicon-Germanium (SiGe) chipsets, for both Ku and Ka frequency bands, allowing for ultra-low-profile ESA antennas that are now commercially available. Gilat has received initial orders for its ESA antenna in Ku-band and will continue development of dedicated products for commercial air and ground applications.

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 90 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Joelle Inowlocki
JoelleI@gilat.com

KCSA Strategic Communications
Phil Carlson, Vice President
(212) 896-1233
pcarlson@kcsa.com